CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Cardero Resource Corp.

We consent to the inclusion in this annual report on Form 40-F and the incorporation by reference in the registration statement on Form S-8 (No. 333-151385) of Cardero Resource Corp. (the “Company”) of:

  our Report of Independent Registered Public Accounting Firm dated January 26, 2012, on the consolidated balance sheets of the Company as at October 31, 2011 and 2010, and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years ended October 31, 2011, 2010 and 2009;

  our Comments by Auditors for US Readers on Canada-US reporting differences, dated January 26, 2012; and

  our Report of Independent Registered Public Accounting Firm dated January 26, 2012, on the
  Company’s internal control over financial reporting as of October 31, 2011;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended October 31, 2011.

Chartered Accountants

Vancouver, Canada
January 30, 2012